Exhibit 97
AT&T Inc. Clawback Policy
Effective October 2, 2023

1. BACKGROUND

    AT&T Inc. (the “Company”) has adopted this Clawback Policy (“Policy”) to provide for the recovery of excess Incentive-Based Compensation earned by current or former Covered Executives of the Company in the event of a required Restatement (each, as defined below).

    This Policy is administered by the Human Resources Committee (the “Committee”) of the Company’s Board of Directors (the “Board”) and is intended to comply with the requirements of Section 303A.14 of the New York Stock Exchange (“NYSE”) Listed Company Manual (the “Listing Standard”). To the extent that any provision in this Policy is ambiguous as to its compliance with the Listing Standard or to the extent any provision in this Policy must be modified to comply with the Listing Standard, such provision will be read, or will be modified, as the case may be, in such a manner that all applicable provisions under this Policy comply with the Listing Standard. The Company is authorized to take appropriate steps to implement this Policy with respect to Incentive-Based Compensation arrangements with Covered Executives.

2. STATEMENT OF POLICY

    The Company shall recover reasonably promptly the amount of erroneously awarded Incentive-Based Compensation in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Restatement”).

    The Company shall recover erroneously awarded Incentive-Based Compensation in compliance with this Policy except to the extent provided under the section entitled “5. Exceptions” herein. For clarity, the Company’s obligation to recover erroneously awarded Incentive-Based Compensation under this Policy is not dependent on if or when a Restatement is filed.

3. SCOPE OF POLICY

    A. Persons Covered and Recovery Period. This Policy applies to all Incentive-Based Compensation received by a Covered Executive:

•after beginning service as a Covered Executive,
•who served as a Covered Executive at any time during the performance period for that Incentive-Based Compensation,
•while the Company has a class of securities listed on the NYSE, and
•during the three completed fiscal years immediately preceding the date that the Company is required to prepare a Restatement (the “Recovery Period”).

    Notwithstanding this look-back requirement, the Company is only required to apply this Policy to Incentive-Based Compensation received on or after October 2, 2023.

    For purposes of this Policy, Incentive-Based Compensation shall be deemed “received” in the Company’s fiscal period during which the Financial Reporting Measure (as defined herein) specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

    B. Transition Period. In addition to the Recovery Period, this Policy applies to any transition period (that results from a change in the Company’s fiscal year) within or immediately following the Recovery Period (a “Transition Period”), provided that a Transition Period between the last day of the Company’s previous fiscal year end and the first day of the Company’s new fiscal year that comprises a period of nine to 12 months will be deemed a completed fiscal year.

    C. Determining Recovery Period. For purposes of determining the relevant Recovery Period, the date that the Company is required to prepare the Restatement is the earlier to occur of:

•the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, and
•the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

4. AMOUNT SUBJECT TO RECOVERY

    A. Recoverable Amount. The amount of Incentive-Based Compensation subject to this Policy is the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid.

    B. Covered Compensation Based on Stock Price or TSR. For Incentive-Based Compensation based on stock price or total shareholder return (“TSR”), where the amount of erroneously awarded Incentive-Based Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the recoverable amount shall be based on a reasonable estimate of the effect of the Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received. In such event, the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.

5. EXCEPTIONS

    The Company shall recover erroneously awarded Incentive-Based Compensation in compliance with this Policy except to the extent that the conditions set out below are met and the Committee has made a determination that recovery would be impracticable:

    A. Direct Expense Exceeds Recoverable Amount. The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided, however, that before concluding it would be impracticable to recover any amount of erroneously awarded Incentive-Based Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such erroneously awarded Incentive-Based Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the NYSE.

    B. Recovery from Certain Tax-Qualified Retirement Plans. Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

6. PROHIBITION AGAINST INDEMNIFICATION

    The Company shall not indemnify any current or former Covered Executive against the loss of erroneously awarded Incentive-Based Compensation.

7. DISCLOSURE

    The Company shall file all disclosures with respect to recoveries under this Policy in accordance with the requirements of the U.S. Federal securities laws, including the disclosure required by the applicable Securities and Exchange Commission (“SEC”) filings.

8. DEFINITIONS

    Unless the context otherwise requires, the following definitions apply for purposes of this Policy:

    “Covered Executive” means any officer of the Company as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended.

“Financial Reporting Measures” means any of the following: (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, (ii) stock price and (iii) TSR. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.

    “Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

9. EFFECTIVENESS

     This Policy shall be effective as of October 2, 2023. Any right of recoupment or recovery pursuant to this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any other policy, any employment agreement or plan or award terms, and any other legal remedies available to the Company.